1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2022 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	February 15, 2022	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

DENSO to Take Minority Stake in JASM

HSINCHU, Taiwan, R.O.C., Feb. 15, 2022 –TSMC (TWSE: 2330, NYSE: TSM), Sony Semiconductor Solutions Corporation (“SSS”) and DENSO Corporation (“DENSO”) today announced that DENSO will take a minority stake in Japan Advanced Semiconductor Manufacturing, Inc. (“JASM”), TSMC’s majority-owned manufacturing subsidiary in Kumamoto Prefecture, Japan with a US$0.35 billion investment. With this equity investment, DENSO will hold a more than 10% equity stake in JASM.

Construction of JASM’s fab in Japan is scheduled to begin in the 2022 calendar year with production targeted to begin by the end of 2024. To support market demand, TSMC will also enhance JASM’s capabilities with 12/16 nanometer FinFET process technology in addition to the previously announced 22/28 nanometer process and increase monthly production capacity to 55,000 12-inch wafers. With the additional capacity, the total capital expenditure for JASM’s Kumamoto fab is estimated to be approximately US$8.6 billion with strong support from the Japanese government. The fab is expected to directly create about 1,700 high-tech professional jobs.

The closing of the transaction between JASM and DENSO is subject to customary closing conditions.

“TSMC is very glad to welcome DENSO’s participation in JASM to enable fresh innovations in the future of transportation together,” said Dr. CC Wei, Chief Executive Officer of TSMC. “JASM is not only an opportunity for TSMC to support growing market demand for specialty technologies, it enables us to leverage Japan’s top-notch semiconductor talent and contribute to the growth of the global semiconductor ecosystem.”

“While the global demand for semiconductors is expected to grow, we expect JASM to contribute to securing a stable supply of logic wafers, not only for us but also the overall industry,” said Terushi Shimizu, President and CEO of Sony Semiconductor Solutions Corporation. “We are very pleased to have DENSO as a new member, and we look forward to working with them to support the launch of JASM.”

“Semiconductors are becoming increasingly important in the automotive industry as mobility technologies evolve, including automated driving and electrification,” said Koji Arima, President and CEO of DENSO Corporation. “Through this partnership, we contribute to the stable supply of semiconductors over the medium to long term and thus to the automotive industry.”

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 291 distinct process technologies, and manufactured 12,302 products for 535 customers in 2021 by providing broadest range of advanced, specialty and advanced packaging technology services. TSMC is the first foundry to provide 5-nanometer production capabilities, the most advanced semiconductor process technology available in the world. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

About Sony Semiconductor Solutions

Sony Semiconductor Solutions Corporation is a wholly owned subsidiary of Sony Group Corporation and the global leader in image sensors. Our semiconductor business also includes a variety of other parts including microdisplays, LSIs, and laser diodes. We strive to provide advanced imaging technologies that bring greater convenience and fun to people’s lives. In addition, we also work to develop and bring to market new kinds of sensing technologies with the aim of offering various solutions that will take the visual and recognition capabilities of both human and machines to greater heights. For more information, please visit https://www.sony-semicon.co.jp/e/.

About DENSO

DENSO is a $44.6 billion global mobility supplier that develops advanced technology and components for nearly every vehicle make and model on the road today. With manufacturing at its core, DENSO invests in its 200 facilities to produce thermal, powertrain, mobility, electrification, & electronic systems, to create jobs that directly change how the world moves. The company’s 168,000+ employees are paving the way to a mobility future that improves lives, eliminates traffic accidents, and preserves the environment. Globally headquartered in Kariya, Japan, DENSO spent 10.0 percent of its global consolidated sales on research and development in the fiscal year ending March 31, 2021. For more information about global DENSO, visit https://www.denso.com/global.

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Media inquiries
TSMC
TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Michael Kramer Public Relations Tel: 886-3-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com
Sony Semiconductor Solutions Corporation Public Relations: semicon.press@sony.com DENSO Corporation Public Relations: Tel: 81-566-55-9752 Email; denso-pr@jp.denso.com